FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 10, 2010 –Grupo Pão de Açúcar – (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 1st quarter of 2010 (1Q10). The Company’s operating and financial information presented herein was prepared in accordance with generally accepted accounting principles in Brazil (BR GAAP), Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora and Assaí Atacadista and, as of the third quarter of 2009, Globex Utilidades S.A.; and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A., pursuant to current Corporate Law. All comparisons are with the first quarter of 2009 (1Q09), except where stated otherwise.

In 1Q10, gross sales and EBITDA increased by 47.1% and 31.4% year-on-year, respectively, on a consolidated basis
[Consolidated comments – including Globex]

• Consolidated gross sales totaled R$ 7,785.7 million in 1Q10, 47.1% up on 1Q09, while net sales came to R$ 6,973.5 million, up by 50.2%.	• FIC’s consolidated result, through equity income method, amounted to R$ 9.6 million.

• Consolidated EBITDA reached R$ 410.4 million, a 31.4% year-on-year improvement, with an EBITDA margin of 5.9%.	• Consolidated net income totaled R$ 126.2 million, 33.0% more than in 1Q09, with a net margin of 1.8%.

On a comparable basis, EBITDA moved up by 20.8% and net income by 36.9%

[Comparable-basis comments – excluding Globex]

• Gross sales totaled R$ 6,343.0 million in 1Q10, while net sales came to R$ 5,716.0 million, respective year-on-year growth of 19.9% and 23.2%.	• EBITDA stood at R$ 377.2 million in absolute terms, a 20.8% improvement over 1Q09, with an EBITDA margin of 6.6%.

• In same-store terms, gross sales moved up by 15.0%, or 9.6% when deflated by the General IPCA consumer price index.	• Assaí’s EBITDA came to R$ 16.0 million, with a margin of 2.6%, 290 bps higher than in the first three months of 2009.

• Gross profit came to R$ 1,406.5 million, 19.6% higher than in 1Q09.	• Net income grew by 36.9% over 1Q09 to R$ 129.9 million, with a net margin of 2.3%.

• 1Q10 investments totaled R$ 207.0 million, versus R$ 100.3 million in 1Q09.

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
(R$ million)(1)	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
Gross Sales	7,785.7	6,343.0	5,291.3	19.9%
Net Sales	6,973.5	5,716.0	4,641.4	23.2%
Gross Profit	1,671.8	1,406.5	1,176.2	19.6%
Gross Margin - %	24.0%	24.6%	25.3%	-70 bps(2)
Total Operating Expenses	1,261.4	1,029.3	863.9	19.1%
% of Net Sales	18.1%	18.0%	18.6%	-60 bps(2)
EBITDA	410.4	377.2	312.3	20.8%
EBITDA Margin - %	5.9%	6.6%	6.7%	-10 bps(2)
Income before Income Tax	181.0	194.1	135.4	43.4%
Net Income	126.2	129.9	94.9	36.9%
Net Margin - %	1.8%	2.3%	2.0%	30 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

Operating Performance

The numbers related to Grupo Pão de Açúcar’s operating and financial performance commented on below are presented: (i) on a consolidated basis, which includes the full operating and financial results of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro), Assaí (Rede Atacadista Assaí) and, as of the third quarter of 2009, Globex Utilidades S.A. (Ponto Frio); and (ii) on a comparable basis, which entirely excludes the operating and financial results of Globex Utilidades S.A.

On December 4, 2009, Grupo Pão de Açúcar and Casas Bahia entered into an Joint Venture Agreement, which established the terms and conditions governing the association between Globex and Casas Bahia. On February 3, 2010, GPA and Casas Bahia informed their shareholders and the market in general of the main terms of the Provisional Transaction Reversal Agreement (APRO), entered into with CADE, the Brazilian antitrust authority. On April 13, 2010, GPA and Globex published a Material Fact in which clarified that Casa Bahia and its partners manifested their intention of reviewing the association that was the object of the Joint Venture Agreement. GPA and Globex believe said Joint Venture Agreement to be valid and effective for all intents and purposes and have manifested their intention of continuing the discussions in order to reach an understanding and ensure the implementation of the Joint Venture.

Sales Performance
Gross same-store sales grew by 15.0% in the quarter

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% C hg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
Gross Sales	7,785.7	6,343.0	5,291.3	19.9%
Net Sales	6,973.5	5,716.0	4,641.4	23.2%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the first quarter of 2010, Grupo Pão de Açúcar’s gross sales increased by 19.9% over the same period last year to R$ 6,343.0 million, while net sales moved up by 23.2% to R$ 5,716.0 million.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding Ponto Frio stores), gross sales grew by 15.0%, giving real growth of 9.6% when deflated by the General IPCA consumer price index(1), positively impacted by 180 bps due to the seasonal effect of Easter. Net sales recorded nominal growth of 18.1%.

Also on a same-store sales basis, gross food sales grew by 13.5%, with beverages and groceries doing particularly well. Non-food sales grew by 19.5%, led by the general merchandise, drugstore and electronics/household appliances categories, which posted higher increases than the non-food average.

The Group’s best-performing formats were Extra Hipermercados, Extra Supermercados, Extra Eletro and Assaí, whose sales growth was higher than the Company average. The average ticket also moved up, as did customer traffic in all Group stores.

[Consolidated comments – including Globex]

In the first quarter, Grupo Pão de Açúcar’s consolidated gross sales increased by 47.1% year-on-year to R$ 7,785.7 million, while net sales climbed by 50.2% to R$ 6,973.5 million.

Globex’s gross sales, including e-commerce operations, climbed by 49.6% over 1Q09 to R$ 1,442.7 million, while net sales came to R$ 1,257.5 million, up by 53.5%. In same-store terms(2), sales moved up by 48.0% year-on-year. The Company’s improved performance in comparison to 3Q09 and 4Q09 (+6.8% and +23.0%, respectively) indicated a positive trend and was better than the Company expected. As in the previous quarters, the main sales drivers were: (i) a focus on the stores, with differentiated customer service and the greater availability of products and credit, and (ii) an increased media presence.

Gross e-commerce sales, which include Extra.com.br, Pão de Açúcar Delivery, Pontofrio.com.br and Ponto Frio’s Wholesale segment, jumped by 65.3% in the period.

(1) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA – General Consumer Price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix.

(2) Ponto Frio’s ‘same-store’ concept includes bricks & mortar and electronic/wholesale sales.

Gross Profit
Comparable-basis growth of 19.6% in the quarter

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
Gross Profit	1,671.8	1,406.5	1,176.2	19.6%
Gross Margin - %	24.0%	24.6%	25.3%	-70 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, gross profit totaled R$ 1,406.5 million, 19.6% up year-on-year, with a gross margin of 24.6%, down by 70 bps. The main contributory factors were:

(i) the expansion of the ICMS tax substitution regime, which had a negative impact of 70 bps; and

(ii) the increased share of Assaí in the Group’s sales, which had a negative impact of 20 bps.

It is worth noting that these impacts were partially offset thanks to more advantageous negotiations with suppliers and a more profitable product mix.

[Consolidated comments – including Globex]

In the first quarter, consolidated gross profit came to R$ 1,671.8 million with a gross margin of 24.0%, less than the comparable-basis margin, chiefly due to the upturn in electronics / household appliances sales, whose margins are lower than those of food products.

Total Operating Expenses
With a year-on-year reduction of 60 bps, operating expenses
amounted to 18.0% of net sales

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
Selling Expenses	1,037.3	854.7	712.5	20.0%
Gen. Adm. Exp.	224.1	174.6	151.4	15.4%
Total Operating Expenses	1,261.4	1,029.3	863.9	19.1%
% of Net Sales	18.1%	18.0%	18.6%	-60 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, total operating expenses (including selling, general and administrative expenses) increased by 19.1% year-on-year to R$ 1,029.3 million, due to: (i) the impact of the upturn in the social benefit rate on personnel expenses; (ii) higher marketing and IT expenses; and (iii) the 34 stores opened in the last twelve months. Operating expenses represented 18.0% of net sales, 60 bps less than in 1Q09, thanks to the continuing efforts to control expenses, allowing the Group to invest in price competitiveness without losing profitability.

[Consolidated comments – including Globex]

In the first quarter, consolidated operating expenses totaled R$ 1,261.4 million, equivalent to 18.1% of net sales, less than the 18.6% recorded in 1Q09.

EBITDA
Absolute growth of 20.8% in the quarter on a comparable basis

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
EBITDA	410.4	377.2	312.3	20.8%
EBITDA Margin - %	5.9%	6.6%	6.7%	-10 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, EBITDA came to R$ 377.2 million in absolute terms, 20.8% up year-on-year, while the EBITDA margin stood at 6.6%, virtually identical to the 6.7% posted in 1Q09.

EBITDA growth and the stability of the EBITDA margin are a result of substantial sales growth, more advantageous negotiations with suppliers, price competitiveness and the rationalization of expenses.

[Consolidated comments – including Globex]

In the first quarter, EBITDA stood at R$ 410.4 million, 31.4% growth on 1Q09, with a margin of 5.9%. It is also worth noting that Globex performance showed significant improvements since its acquisition in July, 2009.

Net Financial Result
Quarterly result moves up by 8.7% on a comparable basis

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
Financ. Revenue	74.4	69.6	66.0	5.5%
Financ. Expenses	(178.8)	(147.0)	(137.2)	7.2%
Net Financial Income	(104.5)	(77.4)	(71.2)	8.7%
(1) Totals may not tally as the figures are rounded off

[Comparable-basis comments – excluding Globex]

In the first quarter, the net financial result increased by 8.7% to a negative R$ 77.4 million, fueled by the impact of the mark-to-market of the debt, whose gains exceeded those from the period’s lower CDI interbank rate. In addition, net cash at the close of 1Q10 was lower than in 4Q09 due to working capital seasonality in the first quarter, a period when the Group disburses large volumes of cash as a result of end-of-year purchases. This trend will be reversed over the coming months and the Group’s cash position should gradually return to the levels recorded in the second half of 2009.

[Consolidated comments – including Globex]

In the first quarter, the net financial result was negative by R$ 104.5 million, while the net debt/EBITDA ratio stood at 1.0x.

Equity Income
FIC’s result moves up by R$ 9.6 million in the quarter

With the incorporation of Investcred by FIC (Financeira Itaú CBD), and given their respective shareholders’ equities, GPA now retains a 36% direct interest in FIC, while Globex retains a 14% stake. The Group’s consolidated interest in FIC remains at 50%.

In the first quarter, FIC accounted for 14% of the Group’s total sales, closing the period with 7.1 million clients and a receivables portfolio of R$ 2.9 billion.

FIC’s equity income totaled R$ 9.6 million, R$ 6.3 million of which went to GPA and R$ 3.3 million to Globex.

This result was fueled by a meticulous credit granting policy and the acceptance of Ponto Frio cards in the GPA stores and vice-versa.

Net Income
Growth of 36.9% in the quarter, on a comparable basis

	1Q10	1Q10
	Consolidated	Comparable Basis	1Q09	% Chg.
	( inc Ponto Frio)	( ex Ponto Frio)	Consolidated
(R$ million)(1)
Net Income	126.2	129.9	94.9	36.9%
Net Margin - %	1.8%	2.3%	2.0%	30 bps(2)
(1) Totals may not tally as the figures are rounded off
(2) basis points

[Comparable-basis comments – excluding Globex]

In the first quarter, net income moved up by 36.9% year-on-year to R$ 129.9 million, with a net margin of 2.3%, which reflects the sales growth and efficiency gains achieved, as commented on previously.

[Consolidated comments – including Globex]

In the first quarter, consolidated net income came to R$ 126.2 million, growth of 33.0%, with a net margin of 1.8%.

Investments
The Group invested R$ 207.1 million in 1Q10

In the first quarter, investments totaled R$ 207.1 million, versus R$ 100.3 million in 1Q09.

The Group opened 11 new stores in the period: one Extra Hipermercado combined with one Assaí store under the power center concept (which serves retail and wholesale customers in adjacent stores) in Palmas (TO); and nine Extra Fácil convenience stores in São Paulo (SP).

In addition, one CompreBem store in Caruaru (PE) was converted into the Assaí format.

The main highlights of the quarter were:

• R$ 30.8 million in the opening and construction of new stores and the acquisition of strategic sites;

• R$ 92.4 million in store renovations and conversions;

• R$ 83.9 million in infrastructure (technology and logistics) and others.

Dividend Policy

In accordance with the Company’s Dividend Payment Policy approved at the Board of Directors’ Meeting of August 3, 2009, on April 8, 2010 the Board of Directors approved interim dividends of R$ 0.08 per class A preferred share and R$ 0.07272 per common share, which will be prepaid this year on a quarterly basis. As for the 4Q10, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends to be paid in relation to the first quarter of 2010 amount to R$ 19.2 million, to be paid on May 31, 2010.

Shareholders registered as such on May 17, 2010, will be entitled to receive payment. Shares will be traded ex-dividend as of May 18, 2010, until the payment date.

Globex Utilidades S.A.

In the first quarter of 2010, gross sales climbed by 49.6% over 1Q09 to R$ 1,442.7 million, while net sales came to R$ 1,257.5 million, up by 67.4%.

In same-store terms, gross sales from merchandise, services and e-commerce operations moved up by 48.0% year-on-year. The Company’s improved performance in comparison to 3Q09 and 4Q09 (+6.8% and +23.0%, respectively) indicates a positive trend and was better than the Company expected.

The main sales drivers were: (i) a focus on the stores, with differentiated customer service and the greater availability of products and credit; (ii) an increased media presence; and (iii) accelerated consumption due to the end of the IPI (federal VAT) reduction on white goods and furniture as of March 31, 2010.

Gross profit stood at R$ 265.2 million, 74.1% up on the same period last year, with a gross margin of 21.1%, an 80 bps improvement. The increase was chiefly due to: (i) more advantageous negotiations with suppliers; and (ii) a more profitable product mix.

Total operating expenses (including selling, general and administrative expenses) came to R$ 232.1 million, 29.2% up on 1Q09, substantially less than the 49.6% upturn in gross sales in the same period, reflecting gains in synergy with Grupo Pão de Açúcar, thanks to more streamlined back-office operations, which reduced these expenses by 550 bps as a percentage of net sales.

EBITDA was a positive R$ 33.1 million (margin of 2.6%), versus a negative R$ 27.3 million in 1Q09.

The EBITDA performance was chiefly the result of substantial sales growth, increased credit in the stores and the improvement in the gross margin, in turn due to advantageous negotiations with suppliers, a more appropriate product mix and greater control over expenses.

The net financial result was R$ 27.1 million negative, versus a negative R$ 10.0 million in 1Q09, primarily due to the interest on the increased volume of receivables in comparison to the same period last year.

Equity income, considering Globex’s 14% interest in FIC and 50% interest in the remaining equity of BINV (Banco Investcred), was R$ 3.3 million, thanks to rigorous credit granting criteria and the acceptance of Ponto Frio cards in Grupo Pão de Açúcar stores and vice-versa.

The Company declared a 1Q10 net loss of R$ 3.7 million, a R$ 31.8 million improvement over the loss recorded in 1Q09. The recovery was basically due to the operating improvements commented on previously.

Wholesale Segment: Assaí
EBITDA climbs 38.7% in the quarter, with a margin of 2.6%

In the first quarter, Assaí recorded gross sales of R$ 670.0 million, including the stores in São Paulo, Ceará, Rio de Janeiro and Pernambuco, 52.0% up on 1Q09, fueled by the opening of new stores and the conversion of existing ones in the last 12 months. Net sales climbed by 55.1% to R$ 608.7 million.

Gross profit totaled R$ 91.2 million, with a margin of 15.0%, 150 bps more than in 1Q09, thanks to more advantageous negotiations with suppliers and gains in scale. Total operating expenses came to R$ 75.2 million, 38.7% up year-on-year, due to the opening of 14 stores in the last twelve months. This figure was below the 55.1% increase in net sales in the same period.

EBITDA amounted to R$ 16.0 million, with a margin of 2.6%, up by 290 bps, due to the maturation of a large number of stores in recent years. Net income stood at R$ 4.7 million, versus a net loss of R$ 3.2 million in 1Q09.

The following information has not been reviewed by the independent auditors.

Consolidated following Income Statement Based on Law 11,638/07 (R$ thousand) auditors.

As Reported

	Quarter

	1Q10	1Q10
	Consolidated	Comparable	1Q09
	(inc Ponto Frio)	Basis	Consolidated
		(ex Ponto Frio)		%
Gross Sales Revenue	7,785,652	6,342,968	5,291,316	19.9%
Net Sales Revenue	6,973,515	5,716,044	4,641,444	23.2%
Cost of Goods Sold	(5,301,738)	(4,309,516)	(3,465,250)	24.4%
Gross Profit	1,671,777	1,406,528	1,176,194	19.6%
Selling Expenses	(1,037,308)	(854,685)	(712,535)	20.0%
General and Administrative Expenses	(224,090)	(174,597)	(151,351)	15.4%
Total Operating Expenses	(1,261,399)	(1,029,283)	(863,886)	19.1%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	410,378	377,245	312,308	20.8%
Depreciation	(125,144)	(111,682)	(109,310)	2.2%
Earnings before interest and taxes
- EBIT	285,235	265,564	202,998	30.8%
Financial Revenue	74,370	69,633	66,012	5.5%
Financial Expenses	(178,841)	(147,045)	(137,202)	7.2%
Net Financial Revenue (Expense)	(104,471)	(77,412)	(71,190)	8.7%
Equity Income	9,628	6,281	3,914
Result from Permanent Assets	(341)	(341)	(367)	-7.1%
Other Operating Revenue (Expenses)	(9,079)	-	-
Income Before Income Tax	180,973	194,092	135,355	43.4%
Income Tax	(44,868)	(54,286)	(35,262)	54.0%
Income Before Minority Interest	136,105	139,806	100,093	39.7%
Minority Interest	(2,612)	(2,653)	(786)
Income Before Profit Sharing	133,493	137,153	99,307	38.1%
Employees' Profit Sharing	(7,293)	(7,293)	(4,449)	63.9%
Net Income	126,200	129,860	94,858	36.9%
Net Income per share	0.4952	0.5096	0.4039
# of shares (in thousand) - ex shares held in treasury	254,833	254,833	234,879

% of Net Sales	1Q10	1Q10	1Q09
Gross Profit	24.0%	24.6%	25.3%
Selling Expenses	-14.9%	-15.0%	-15.4%
General and Administrative Expenses	-3.2%	-3.1%	-3.3%
Total Operating Expenses	-18.1%	-18.0%	-18.6%
EBITDA	5.9%	6.6%	6.7%
Depreciation	-1.8%	-2.0%	-2.4%
EBIT	4.1%	4.6%	4.4%
Net Financial Income (Expenses)	-1.5%	-1.4%	-1.5%
Result from Permanent Assets	0.0%	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.1%	0.0%	0.0%
Income Before Income Tax	2.6%	3.4%	2.9%
Income Tax	-0.6%	-1.0%	-0.8%
Minority Interest/Employees' Profit Sharing	-0.1%	-0.2%	-0.1%
Net Income	1.8%	2.3%	2.0%

Consolidated Balance Sheet Based on Law 11,638/07 (R$ thousand)

	March 31		December 31
	2010	2010	2009
ASSETS	( inc Ponto Frio )	( ex Ponto Frio )	( ex Ponto Frio)
Current Assets	8,199,530	6,920,666	7,140,200
Cash and banks	242,728	174,105	204,185
Marketable Securities	1,564,905	1,530,745	2,053,875
Accounts Receivable	795,886	688,560	768,902
Credit Sales with post-dated checks	10,995	10,064	8,246
Credit Cards	590,396	532,618	596,253
Sales Vouchers	55,418	55,418	79,955
Others	161,668	98,299	92,672
Allowance for Doubtful Accounts	(22,591)	(7,839)	(8,224)
Resulting from Commercial Agreements	341,778	341,778	255,844
Other Accounts Receivable	86,286	-	-
Accounts Receivables (FIDC)	1,161,137	1,161,137	1,094,405
Inventories	2,863,280	2,188,989	2,100,393
Recoverable Taxes	568,049	357,774	262,054
Deferred Income Tax and Social Contribution	186,461	204,444	204,444
Related Parties	17,467	-	-
Prepaid Expenses	254,354	168,208	58,850
Others	117,200	104,927	137,249

Noncurrent Assets	9,566,637	9,272,409	9,066,806
Long-Term Assets	2,536,844	1,910,004	1,902,594
Trade Accounts Receivable	428,317	428,317	419,191
Recoverable Taxes	210,055	137,906	143,755
Deferred Income Tax and Social Contribution	1,156,367	600,421	707,896
Amounts Receivable from Related Parties	259,699	356,161	258,968
Judicial Deposits	451,521	367,314	349,462
Expenses in Advance and Others	30,884	19,885	23,321
Investiments	222,981	783,133	766,187
Property and Equipment	5,352,367	5,173,585	5,065,692
Intangible Assets	1,454,446	1,405,688	1,332,334

TOTAL ASSETS	17,766,167	16,193,075	16,207,005

	March 31		December 31
	2010	2010	2009
LIABILITIES	( inc Ponto Frio )	( ex Ponto Frio )	( ex Ponto Frio)
Current Liabilities	5,834,168	4,660,689	4,313,947
Suppliers	3,406,065	2,650,998	2,974,055
Loans and Financing	847,762	780,847	379,748
Debentures	262,358	262,358	19,386
Payroll and Related Charges	324,592	217,042	278,695
Taxes and Social Contribution Payable	246,789	191,786	236,084
Dividends Proposed	96,161	94,487	96,734
Financing for Purchase of Fixed Assets	14,212	14,212	14,212
Rents	45,144	45,144	47,424
Recallable Fund Quotas (FIDC)	-	-	-
Acquisition of Companies	171,944	171,944	14,000
Provision fo Restructuring	41,004	-	-
Debt with Related Parties	35,817	14,695	18,957
Advertisement	25,538	25,538	32,333
Others	316,783	191,638	202,319

Long-Term Liabilities	5,141,055	4,746,108	5,245,333
Loans and Financing	1,054,769	864,085	1,057,304
Recallable Fund Quotas (FIDC)	1,100,607	1,100,607	1,077,727
Debentures	1,238,702	1,238,702	1,481,356
Tax Installments	1,275,556	1,232,631	1,193,703
Provision for Contingencies	293,733	156,933	149,482
Debt with Related Parties	92,298	-	-
Advanced Revenue	18,287	-	-
Others	67,103	153,150	285,761

Minority Interest	90,450	85,784	88,266

Shareholders' Equity	6,700,494	6,700,494	6,559,459
Capital	5,378,062	5,378,062	5,374,751
Capital Reserves	519,902	519,902	512,418
Profit Reserves	802,530	802,530	672,291

TOTAL LIABILITIES	17,766,167	16,193,075	16,207,005

Consolidated Cash Flow - Based on Law 11,638/07 (R$ thousand)

	March 31

Cash Flow from Operating Activities	2010	2009
	( inc Ponto Frio)	( ex Ponto Frio)
Net Income for the Period	126,200	94,858
Adjustment to reconcile net income
Deferred Income Tax	36,904	28,792
Residual Value of Permanent Asset Disposals	(2,330)	2,107
Depreciation and Amortization	125,144	109,310
Interest and Monetary Variation	104,925	103,717
Equity Income Results	(9,628)	(3,914)
Provision for Contingencies	21,287	10,185
Provisions for Fixed Assets Write-off and Losses	-	(1,733)
Provision for Amortization of Goodw ill	-
Compensation in Shares	7,484	4,323
Minoritary Interest	2,612	786
	412,598	348,431
(Increase) Decrease in Assets
Accounts Receivable	49,193	184,236
Inventories	(35,836)	(326,754)
Recoverable Taxes	(103,527)	(24,059)
Other Assets	(102,452)	(65,431)
Related Parties	(11,144)	8,928
Judicial Deposits	(21,336)	(16,916)
	(225,102)	(239,996)
(Increase) Decrease in Liabilities
Suppliers	(602,377)	(194,081)
Payroll and Related Charges	(103,726)	(44,089)
Income Tax and Social Contribution Payable	(46,368)	(38,205)
Other Accounts Payable	2,495	(32,833)
	(749,976)	(309,208)

Net Cash Flow Generated (Used) in Operating Activities
	(562,480)	(200,773)

	March 31

Net Cash from Investing activities	2010	2009
	( inc Ponto Frio)	( ex Ponto Frio)
Cash, net of Acquisitions
Acquisition of Companies	(28,545)
Acquisition of Capital at Subisidiaries
Acquisition of Proporty and Equipment	(222,385)	(76,414)
Increase in Intangible Assets	(13,654)	(20,963)
Sales of Property and Equipment	1,182	66
Net Cash Flow Generated (Used) in Investing Activities	(263,402)	(97,311)
Cash Flow from Financing Activities
Capital Increase	3,311	(10,909)
Increase of Minority Interest
Financing
Funding and Refinancing	386,137	13,317
Payments	(62,167)	(38,505)
Payment of Intereset	(37,962)	(59,212)
Payment of dividends	(4)
Net Cash Flow Generated (Used) in Financing Activities	289,315	(95,309)
Cash, Banks and Marketable Securities at beginning of the period	2,344,200	1,625,612
Cash, Banks and Marketable Securities at end of the period	1,807,633	1,232,219
Changes in cash and cash equivalent	(536,567)	(393,393)

Breakdown of Gross Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	% Chg.
Pão de Açúcar	1,145,202	14.7%	976,579	18.5%	17.3%
Extra*	3,201,071	41.1%	2,646,573	50.0%	21.0%
CompreBem	708,936	9.1%	678,508	12.8%	4.5%
Extra Eletro	119,963	1.5%	96,895	1.8%	23.8%
Sendas**	494,183	6.3%	451,943	8.5%	9.3%
Assai	673,612	8.7%	440,818	8.3%	52.8%
Ponto Frio***	1,442,684	18.5%
Grupo Pão de Açúcar	7,785,652	100.0%	5,291,316	100.0%	47.1%
GPA ex Ponto Frio	6,342,968	-	5,291,316	100.0%	19.9%

* Includes Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
*** Ponto Frio sales as of 3Q09

Breakdown of Net Sales by Format (R$ thousand)

1st Quarter	2010	%	2009	%	% Chg.
Pão de Açúcar	1,035,285	14.8%	863,537	18.6%	19.9%
Extra*	2,863,267	41.1%	2,299,452	49.5%	24.5%
CompreBem	656,835	9.4%	608,547	13.1%	7.9%
Extra Eletro	111,032	1.6%	76,711	1.7%	44.7%
Sendas**	437,602	6.3%	400,786	8.6%	9.2%
Assai	612,023	8.8%	392,411	8.5%	56.0%
Ponto Frio***	1,257,471	18.0%
Grupo Pão de Açúcar	6,973,515	100.0%	4,641,444	100.0%	50.2%
GPA ex Ponto Frio	5,716,044	-	4,641,444	100.0%	23.2%

* Includes Extra Fácil and Extra Perto sales
** Sendas stores which are part of Sendas Distribuidora S/A
*** Ponto Frio sales as of 3Q09

Sales Breakdown (% of Net Sales)

	2010		2009

	1st Quarter
	Consolidated	1st Quarter	1st Quarter
	( inc Globex)	comparable basis	comparableb asis
Cash	46.7%	49.5%	50.0%
Credit Card	45.7%	41.9%	40.0%
Food Voucher	6.9%	8.4%	8.7%
Credit	0.7%	0.3%	1.3%
Post-dated Checks	0.2%	0.3%	1.1%
Installment Sales	0.5%	0.0%	0.2%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro	Compre Bem	Sendas	Super	Fácil	Assai	Frio	de Açúcar	Area (m2)	Employees
03/31/2009	144	102	47	165	73	4	37	28	0	600	1,359,347	69,034
12/31/2009	145	103	47	157	68	13	52	40	455	1,080	1,744,653	85,244
Opened		1					9	1		11
Closed				-1	-1					-2
*Converted				-1				1		0
03/31/2010	145	104	47	155	67	13	61	42	455	1,089	1,755,298	84,468

*1 CompreBem store converted into Assai

1Q10 Results Conference Call
Tuesday, May 11, 2010

Conference Call in Portuguese with simultaneous translation into English: 10:00 a.m. - Brasília Time | 9:00 a.m. - New York time Dial-in: +1 (866) 890-2584 (US only) +55 (11) 2188-0155 (other countries) Code: GPA

A live webcast is available on the Company’s site www.gpari.com.br. The replay can be accessed after the end of the Call by dialing +55 (11) 2188-0155 – Code: GPA

Investor Relations

Daniela Sabbag	Adriana Tye Kasaishi Yoshikawa	Investor Relations
daniela.sabbag@grupopaodeacucar.com.br	adrianak@grupopaodeacucar.com.br	Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
Marcel Rodrigues da Silva	Juliana Palhares Mendes	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	juliana.mendes@grupopaodeacucar.com.br	Website: www.gpari.com.br

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change..

Grupo Pão de Açúcar operates 1,089 stores, 80 gas stations and 151 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and Extra Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br, Pão de Açúcar Delivery and PontoFrio.com.br), gas stations and drugstores, as well as an extensive distribution network. In 2009, the Group recorded gross sales of R$ 26.2 billion. Thanks to the recent association with Casas Bahia, the Group will add around 508 more points of sale and an e-commerce site ( www.casasbahia.com.br).
In 2009, the Group recorded gross sales of R$ 26.2 billion thanks to differentiated customer service and strong positioning in the country’s leading markets.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 10, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.